Exhibit 4(8)

Executive Summary of Terms and Conditions of Employment for

Rob Dyer

1.	Period of Employment
Your employment commenced with Eidos Interactive Inc on November 16, 1998, with the following terms and conditions of employment existing from April 9, 2001.

2.	Job Title
You are employed as President, responsible to Mike McGarvey, CEO. Any changes in this reporting structure must be by mutual agreement between Rob Dyer and Mike McGarvey. If a change in the reporting structure is initiated without mutual consent, the six month severance referred to in section 8 of this document will be tendered with immediate effect. You may be requested to undertake a range of duties appropriate to this job title. Specific objectives and tasks will be set out in periodic performance appraisals and/or in a written job statement.

3.	Salary
You will be paid an annual salary of $215,000, which will be paid bi-monthly through bank automated credit transfer. Your salary will be reviewed on an annual basis by your manager. Dependant on your performance and that of the Company, the Company will consider from time to time whether you should be paid a discretionary bonus.

4.	Place of work
You are based at the San Francisco office. However, you are expected to attend other company premises and off-site meetings from time to time, both in the US and overseas.

5.	Hours of Work
Standard hours of work are from 8:30am–5:30pm, Monday to Friday. As an Exempt employee you are not entitled to further compensation should you work any additional hours as required for the competent execution of your duties.

6.	Benefits
As a regular full-time employee you receive the following employee benefits, detailed in the Employee Handbook:-

Fully expensed company car or car allowance

Medical, dental and vision insurance

40lK Savings Plan

Life Insurance

Long-term disability insurance

25 days paid vacation per annum

Eligibility to participate in the Company’s Stock Purchase Plan

Initial
Eidos Interactive 651 Brannan Street, San Francisco California 94107 Phone 415-547-1200 Fax 415-547-1201 / 1202

7.	Stock Options
Subject to the discretion and approval of the Eidos Plc Board of Directors. you may be entitled to receive a Stock Option grant from time to time.

8.	Notice Period
Your employment shall continue unless terminated by either party serving minimum written notice. This supersedes the general policy of at-will employment for Eidos Interactive, Inc. and reflects your seniority within the company. You are required to serve three (3) month’s written notice, whilst the Company is required to serve you six (6) months’ notice.

9.	Confidentiality
You have agreed to be bound by the ‘Employee Proprietary Information and Inventions Agreement’ which was signed upon your commencement with the company, and your attention is drawn to the full statement of ‘Proprietary Information, Confidentiality and Conflicts of Interest’ contained within the Employee Handbook.

10.	Miscellaneous
Further details of Eidos Interactive, Inc. employment policies and procedures may be found within the Employee Handbook.

Issued on behalf of Eidos Interactive, Inc.

Signed	Date 4/11/01

Kevin Weston, VP Finance

Signed	Date 4-11-01

Monica Malone, Director, HR

I hereby accept and acknowledge receipt of this Executive Summary of Terms and Conditions of Employment.

Signed	Date 4/11/01

Initial
Eidos Interactive 651 Brannan Street, San Francisco California 94107 Phone 415-547-1200 Fax 415-547-1201 / 1202